EXHIBIT 99.1

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Special Meeting of Shareholders

and

Information Circular

August 1, 2007

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1
INFORMATION CIRCULAR	1
VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions	4
2001 Incentive Stock Option Plan	8
DOCUMENTS INCORPORATED BY REFERENCE	9
OTHER INFORMATION	10
Interest of Certain Persons in Matters to be Acted Upon	10
Interest of Informed Persons in Material Transactions	10
Auditor	10
Corporate Governance Practices	10
Additional Information	11
Approval of Information Circular	11

August 1, 2007

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Special Meeting of shareholders. The meeting will be held at 6190 Agronomy Road, 2nd Floor Conference Room, Vancouver, British Columbia, Canada on September 5, 2007, at 1:30 p.m. (Vancouver Time).

At the meeting, we will be voting on an important proposal and I hope you will take the time to consider the information dealing with this matter as set out in the accompanying Information Circular. We would very much value your support on this proposal. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the meeting in accordance with your wishes.

The meeting will provide you with an excellent opportunity to meet Cardiome’s directors and senior management and ask them your questions.

              I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
Robert W. Rieder
Chief Executive Officer & Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road 6th Floor Vancouver BC Canada V6T 1Z3	Toll Free: 1 800 330 9928 Web: www.cardiome.com

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at 6190 Agronomy Road, 2nd Floor Conference Room, Vancouver, British Columbia, Canada, on September 5, 2007 at 1:30 p.m. (Vancouver Time), for the following purposes:

(1)
to consider, and if thought advisable, pass an ordinary resolution to ratify and approve certain amendments to the Corporation’s 2001 Incentive Stock Option Plan (the “Plan”), the full text of which resolution is set out in the accompanying Information Circular under “Business of the Meeting - Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions”; and

(2)           to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on July 27, 2007 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Pacific Corporate Trust Company, Suite 200, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 1st day of August, 2007.

By Order of the Board of Directors

(/s/ Robert W. Rieder)
Robert W. Rieder

Chief Executive Officer & Chairman

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3

SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of July 27, 2007.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Special Meeting of the Corporation to be held at 6190 Agronomy Road, 2nd Floor Conference Room. Vancouver, British Columbia, Canada, on September 5, 2007 at 1:30 p.m. (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares of the Corporation (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on July 27, 2007 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of July 27, 2007, there were 63,518,492 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation.

Can I vote Common Shares that I acquired after July 27, 2007?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person. See “Revoking a Proxy”.

Voting in Person

Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Corporation a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Use it or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Pacific Corporate Trust Company within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, is appointed to act as your proxyholder. Mr. Rieder is the Chief Executive Officer, Chairman of the Board of Directors (the “Board”), and director of the Corporation and Mr. Sikorsky is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Pacific Corporate Trust Company, in the envelope provided or by fax to (604) 689-8144 and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR or AGAINST), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky have been appointed as proxyholder, your Common Shares will be voted in favour of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as they consider best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Pacific Corporate Trust Company, 510 Burrard Street, Suite 200, Vancouver, British Columbia, Canada, V6C 3B9 or fax to (604) 689-8144, or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Pacific Corporate Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Pacific Corporate Trust Company, can be contacted as follows:

Mail:	Pacific Corporate Trust Company
510 Burrard Street, Suite 200
Vancouver, British Columbia
V6C 3B9

Telephone:	(604) 689-9853
Fax:	(604) 689-8144

BUSINESS OF THE MEETING

Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions

The Corporation has an Incentive Stock Option Plan (herein referred to as the “2001 Incentive Stock Option Plan” or the “Plan”) under which options to purchase Common Shares may be granted by the Corporation. Information regarding the Plan is set out on pages 8 and 9.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution approving amendments (the “Plan Amendments”) to the 2001 Incentive Stock Option Plan. The Plan Amendments were approved by the Board on May 12, 2007 and July 27, 2007. The Plan Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Amended Incentive Stock Option Plan”). A copy of the Amended Incentive Stock Option Plan will be available at the Meeting and will be provided to any shareholder upon request to the attention of Joseph Garcia, the Corporate Secretary of the Corporation, by telephone: (604) 643-7991, by fax: (604) 622-5791, by mail: Joseph Garcia, McCarthy Tétrault LLP, Suite 1300-777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, or by email: jgarcia@mccarthy.ca, prior to the day of the Meeting.

The main amendments reflected in the Amended Incentive Stock Option Plan include the following:

(i)
The maximum number of Common Shares that may be issued under the Plan from and after July 27, 2007 is 7,000,000 Common Shares, provided that at the end of each fiscal year the number of Common Shares that are issued on the exercise of options under the Plan shall again become available to be made subject to an option that may be granted in a subsequent fiscal year. The 7,000,000 maximum number represents approximately 11.02% of the Corporation’s issued and outstanding Common Shares as of July 27, 2007 (10.19% on a fully-diluted basis). This new maximum number includes 5,142,983 Common Shares reserved for issuance pursuant to stock options which have been granted under the 2001 Incentive Stock Option Plan and which are outstanding and unexercised as of July 27, 2007, and 1,857,017 Common Shares available to be reserved for issuance pursuant to stock options which may be granted after July 27, 2007 under the Amended Incentive Stock Option Plan.

(ii)	A change to the amendment provisions of the Amended Incentive Stock Option Plan to describe those amendments that may be made by the Board and those that only may be made with shareholder approval.

(iii)
The term of an option, other than an option that is an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, which expires during a “Black Out Period” will be automatically extended and will expire on the tenth business day following the end of such restricted period.

(iv)
Except as otherwise determined by the Board (or, subject to the provisions of the Plan, the Chief Executive Officer (“CEO”) of the Corporation), if a Plan participant that is a director of the Corporation ceases to be a director for any reason other than death, options held by such participant shall cease to be exercisable twelve months after the date the participant ceases to be a director.

(v)	The maximum term of an option issued under the Plan has been reduced from 10 years to 5 years. The 5 year maximum term of an option is subject to the amendment described in paragraph (iii) above.

The Plan Amendments are described in greater detail below.

Increased Maximum Number of Common Shares

Pursuant to the Plan Amendments, it is proposed that the maximum aggregate number of Common Shares that may be issued under the Amended Incentive Stock Option Plan from and after July 27, 2007 will be 7,000,000 Common Shares, provided that the number of Common Shares available to be reserved for issuance will be increased annually, at the end of each fiscal year of the Corporation such that any Common Shares that are issued on the exercise of options under the Plan in the prior year shall again become available to be made subject to an option that may be granted in a subsequent year. The 7,000,000 maximum number represents approximately 11.02% of the Corporation’s issued and outstanding Common Shares as of July 27, 2007 (10.19% on a fully-diluted basis). This new maximum number includes 5,142,983 Common Shares reserved for issuance pursuant to stock options which have been granted under the 2001 Incentive Stock Option Plan and which are outstanding and unexercised as of July 27, 2007. As a result, 1,857,017 Common Shares will be available for future grants after giving effect to the Plan Amendments. This reflects a partial replenishment of the Common Shares available for issuance under the Plan, with the new maximum number, which will cover shares reserved for issuances upon exercise of presently outstanding options and future options to be granted under the Amended Incentive Stock Option Plan. In addition, under the Amended Incentive Stock Option Plan, when Common Shares are issued upon the exercise of options, at the end of the fiscal year of the Corporation the number of Common Shares so issued will be automatically replenished and again be available to be reserved for issuance and made subject to options that may be granted in a subsequent fiscal year.

Pursuant to the Amended Incentive Stock Option Plan, the Corporation will continue to grant options to purchase Common Shares to selected directors, officers, employees, contractors and consultants up the Corporation or any of its subsidiaries. The Board continues to believe that stock options are an important element of the Corporation’s compensation structure. The Board believes that the increased maximum number and replenishment of Common Shares available for issuance under the Plan is desirable in order to permit the Corporation to continue to accomplish the purposes of the Amended Incentive Stock Option Plan and to provide for the ability of the Corporation to grant future options.

Amendment Provision

In 2006, the Toronto Stock Exchange (“TSX”) introduced new rules affecting stock option plans. The Amended Incentive Stock Option Plan has been amended to reflect these rules. Under the new TSX rules, a stock option plan must have detailed amendment provisions, which specify the type of amendments that require shareholder approval and the type that can be made without shareholder approval. The Amended Incentive Stock Option Plan includes amendment provisions that will require shareholder approval for the following amendments to the Plan or options granted under it:

(i)
an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)
a reduction in the exercise price or purchase price of outstanding options or a cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person;

(iii)
an extension of the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amending the Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)
if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, an expansion of the class of eligible recipients of options under the Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)
an expansion of the transferability or assignability of options (other than “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, an Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)
any amendment of the Plan to increase any maximum limit of the number of securities that may be:

a)      issued to insiders of the Corporation within any one year period, or

b)      issuable to insiders of the Corporation at any time;

which may be specified in the Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)
if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Plan reserve; and

(viii)	a change to the amendment provisions of the Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of participants under the Plan in accordance with the section or sections of the Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Corporation.

Under the Amended Incentive Stock Option Plan, the Board will have authority to make without shareholder approval all other amendments to the Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Plan or any option may be made that will materially prejudice the rights of any participant under any option previously granted to the participant without the consent by such participant.

Limit With Respect to Non-Employee Directors

Pursuant to the Plan Amendments, it is proposed that the maximum number of Common Shares that may be reserved for issuance under options granted to non-employee directors is 0.9% of the number of Common Shares outstanding on a non-diluted basis.

Blackout Period Amendments

Many public companies have internal corporate governance policies prohibiting certain employees and others from buying or selling securities or exercising options during specific periods such as around the date that a company announces its quarterly or annual earnings (“blackout periods”). The TSX recognizes that these blackout periods might result in an unintended penalty to employees and others who are prohibited from exercising options during the blackout period under the policies. As a result, the TSX has provided that listed companies may amend their option plans to provide a conditional extension to an expiration date that occurs during or shortly after a blackout period, for a limited number of days after the end of the blackout period.

The 2001 Incentive Stock Option Plan provides that each option, unless sooner terminated in accordance with its terms, conditions and limitation, shall expire on an expiry date fixed by the Board or CEO which is not later than ten years from the date the option was granted, subject to the right of the Board or CEO, in their discretion, to determine that an option may be exercisable during different periods, in certain specified circumstances. The Amended Incentive Stock Option Plan provides that, if an option’s expiry date (which under the Amended Stock Option Plan is not later than five years from the date the option was granted), other than an option that is an “incentive stock option” within the meaning of the of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, occurs during a blackout period during which trading in the Corporation’s securities is restricted in accordance with the policies of the Corporation or its affiliates or within the two business days immediately after a blackout period, the expiry date will be automatically extended to the date which is ten business days after the last day of the blackout period.

This amendment will align the proper administration of the Plan with the Corporation’s current securities trading policies and governance practices.

Other Amendments

The 2001 Incentive Stock Option Plan provides that, except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO), if a participant ceases to be an “Eligible Person” for any reason other than death, each option held by the participant will cease to be exercisable 30 days after the termination date. Pursuant to the Amended Incentive Stock Option Plan, except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO), if a participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the participant will cease to be exercisable twelve months after the participant ceases to be a director. This provision is to provide resigning directors one year following their resignation to exercise options.

The maximum term of options granted under the 2001 Incentive Stock Option Plan is 10 years. Pursuant to the Amended Incentive Stock Option Plan, the maximum term of options granted after July 27, 2007 is decreased and all such options must be exercised no later than 5 years from the date of grant. This amendment will align the terms of the Plan with the Corporation’s intentions with respect to future option grants under the Plan.

The Amended Incentive Stock Option Plan also includes miscellaneous other clerical or administrative amendments, such as correcting uses of certain defined terms, and clarifying that any action of the CEO within the scope of his delegated authority under the Amended Incentive Stock Option Plan is deemed to be the action of the Board. The Amended Stock Option Plan is also amended to include a form of option grant certificate.

Shareholder Approval

The Amended Incentive Stock Option Plan provides for a maximum number of Common Shares which may be issued which is automatically increased by up to the number of Common Shares that are issued upon the exercise of options. Under the requirements of the TSX and the Nasdaq Global Market, the Plan Amendments must be approved by the shareholders of the Corporation. The TSX has reviewed and conditionally approved the amendments, subject to shareholder approval. Consequently, at the Meeting, shareholders will be asked to consider an, if thought advisable, pass an ordinary resolution ratifying and approving the Plan Amendments. The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1.
The Amended Incentive Stock Option Plan of the Corporation as tabled at the meeting (the “Amended Incentive Stock Option Plan”), and the proposed amendments contained therein as substantially described in the Information Circular of the Corporation dated August 1, 2007 (the “Plan Amendments”), are hereby ratified, confirmed and approved;

2.
Any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do or to cause to be done all such acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the Amended Incentive Stock Option Plan, including without limitation making appropriate application to and filings with the Toronto Stock Exchange to, inter alia, list the increase in the number of common shares of the Corporation as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer; and

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the Board of Directors, in its discretion, may choose not to implement any or all of such Plan Amendments.”

The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution to approve the Plan Amendments, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the approval of the resolution. The Board recommends that shareholders vote in favour of approving the Plan Amendments.

The Amended Incentive Option Plan provides for a maximum number of Common Shares which may be issued which is automatically replenished by the number of Common Shares that are issued upon the exercise of options. Under the requirements of the TSX, all unallocated options, rights or other entitlements under such a plan are subject to renewal security holder approval requirement every three years.

2001 Incentive Stock Option Plan

The 2001 Incentive Stock Option Plan was approved by shareholders of the Corporation on May 28, 2001 and was subsequently amended on May 27, 2002, May 25, 2004, June 6, 2005 and June 12, 2006. Pursuant to the Plan, the Board or the CEO may, at their discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries (“Participants”).

The maximum number of Common Shares which may be reserved for issuance under the Plan is currently 6,650,000, representing approximately 9.69% of the issued and outstanding Common Shares on a fully diluted basis and 10.47% on a non-diluted basis as at July 27, 2007 and representing 11.51% of the issued and outstanding Common Shares on a fully diluted basis and 12.55% on a non-diluted basis at the time of the amending of the Plan in 2006. Since the Plan was amended in 2006, 1,746,452 Options were granted pursuant to the Plan, 1,291,008 options were exercised and 135,371 options were cancelled or expired. As a result, as at July 27, 2007, options to purchase an aggregate of 5,142,983 Common Shares, representing approximately 7.49% of the issued and outstanding Common Shares on a fully diluted basis (8.10% on a non-diluted basis), remain outstanding and unexercised under the Plan. As a result, prior to the Plan Amendments, the remaining number of Common Shares available to be issued pursuant to options granted from and after July 27, 2007 is 99,607 Common Shares, representing approximately 0.15% of the issued and outstanding Common Shares on a fully diluted basis (0.16% on a non-diluted basis). Pursuant to the Plan Amendments, it is proposed that the maximum aggregate number of Common Shares that may be made subject to options granted under the Amended Stock Option Plan at any time and from time to time from and after the date of the Meeting will be 7,000,000 Common Shares. This represents approximately 11.02% of the Corporation’s issued and outstanding Common Shares as of July 27, 2007 (10.19% on a fully-diluted basis). This new maximum number includes 5,142,983 Common Shares reserved for issuance pursuant to stock options which have been granted under the 2001 Incentive Stock Option Plan and which are outstanding and unexercised as of July 27, 2007. As a result, 1,857,017 Common Shares (representing approximately 2.70% of the issued and outstanding Common Shares as at July 27, 2007 on a fully diluted basis (2.92% on a non-diluted basis)) will be available for future grants after giving effect to the Plan Amendments. This reflects a partial replenishment of the Common Shares available for issuance under the Plan, with the new maximum number, which will cover shares reserved for issuances upon exercise of presently outstanding options and future options to be granted under the Amended Incentive Stock Option Plan. In addition, as is described under “Business of the Meeting - Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions”, under the Amended Incentive Stock Option Plan, the maximum number of Common Shares that may be issued from and after July 27, 2007 will be increased annually, at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options under the Plan in the prior year shall again become available to be made subject to an option that may be granted in a subsequent year.

Subject to the provisions of the Plan, the Board or the CEO has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Plan. The Board or the CEO establishes the exercise price of options granted under the Plan at the time of grant which must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Participants may receive options on more than one occasion under the Plan and may receive separate options on any one occasion.

The Board or the CEO establishes the vesting terms of options at the time of grant. Outstanding options granted prior to the date hereof vest: (i) as to options held by any officer, employee, consultant and contractor, annually, at the end of each 12 month period commencing from the date of the grant of the options, as to the greater of 20,000 Common Shares and 20% of the number of Common Shares that may be purchased under the options; and (ii) as to any director that is not an officer, employee, consultant or contractor, immediately upon grant as to 20% of the number of Common Shares which may be purchased under the options and thereafter as to 20% on each anniversary of the date of grant. All such options must be exercised no later than 10 years after the date of grant and is subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant. Future options may be granted on similar terms or such other terms as the Board or the CEO may determine at the time of the grant, except that after giving effect to the Plan Amendments, future options must be exercised no later than 5 years from the date of grant.

The maximum number of Common Shares which may be reserved for issuance under options to any Participant is 5% of the number of Common Shares (the “Outstanding Issue”) that are outstanding (on a non-diluted basis) immediately prior to the grant. The following limits are placed on issuances of options to insiders under the Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to Insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; and (iii) the maximum number of Common Shares which may be issued to any one Insider under the Plan within a one-year period shall be 5% of the Outstanding Issue. After giving effect to the Plan Amendments, the Amended Incentive Stock Option Plan will impose the additional limit on issuances to insiders that the maximum number of Common Shares which may be reserved for issuances under options granted to non-employee directors is 0.9% of the Outstanding Issue immediately prior to the date of grant.

Options granted under the Plan must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the CEO. Currently, subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO): (i) if a Participant ceases to be a director, officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); and (ii) if a Participant dies while prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death. As described under “Business of the Meeting -Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions”, the Plan Amendments include amendments which amend the Amended Incentive Stock Option Plan to shorten the exercise period of options from 10 years to 5 years from the date of grant and provide (i) that, except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO), if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director, and (ii) for the automatic extension of the term of an option, other than an incentive stock option, that expires during a “Black Out Period” until the tenth business day following the end of the restricted period.

If a Participant is a United States citizen or resident, the Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Plan fixes the maximum number of incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the 2001 Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend, or terminate the Plan in accordance with applicable legislation, subject to TSX and shareholder approval. As described under “Business of the Meeting - Amendments to the 2001 Incentive Stock Option Plan and Related Resolutions”, the Plan Amendments include an amendment to add provisions which set out certain types of amendments that require shareholder approval and those that the Corporation may make without shareholder approval.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference are available on SEDAR at www.sedar.com and may be obtained on request without charge from the Corporate Secretary of the Corporation at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3, telephone: (604) 677-6905. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The information under the heading “Statement of Executive Compensation”, excluding the information under the subheadings “The 2001 Incentive Stock Option Plan” and “2001 Incentive Stock Option Plan” in the Information Circular of the Corporation dated May 8, 2007 with respect to the annual and special meeting of the shareholders of the Corporation held on June 11, 2007 and filed with the provincial securities commissions or similar authorities in each of the provinces of Canada, is specifically incorporated by reference into and forms part of this Information Circular.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is or was required to be stated or that is or was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2006 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the interest of the directors and executive officers in relation to the Plan Amendments to the 2001 Incentive Stock Option Plan. Certain directors and officers of the Corporation hold options granted under the 2001 Incentive Stock Option Plan and the directors and officers of the Corporation are eligible to be granted options under the 2001 Incentive Stock Option Plan and in the future under the Amended Incentive Stock Option Plan and as a result might be considered to have an interest in the amendments to the 2001 Incentive Stock Option Plan.

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Auditor

KPMG LLP, Chartered Accountants was appointed the auditor of the Corporation on April 21, 2006 by the Board.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 can be located in the Corporation’s Notice of Annual and Special Meeting and Information Circular dated May 8, 2007. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to MI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2007.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2006 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, the Corporation’s Information Circular in respect of the annual general meeting held on June 11, 2007 and the Corporation’s Information Circular for the Meeting to be held on September 5, 2007. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 1st day of August, 2007.

By Order of the Board of Directors

Robert W. Rieder
Chief Executive Officer & Chairman of the Board